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                                                                 EXHIBIT (a)(1)

                            ADVANCE CIRCUITS, INC.
                          5929 BAKER ROAD, SUITE 470
                          MINNETONKA, MINNESOTA 55345

                                                                August 21, 1995

Dear Fellow Advance Circuits, Inc. Shareholders:

  Johnson Matthey Public Limited Company ("Johnson Matthey") today initiated a tender offer, subject to certain conditions described later in this letter, to purchase your Advance Circuits, Inc. ("ACI") common stock at a price of $22.50 per share, net cash to tendering shareholders. The aggregate value of this transaction, including amounts to "cash out" outstanding warrants and options, is approximately $172 million. On August 14, 1995, the Board of Directors of ACI and a Special Committee of Disinterested Directors each unanimously voted to approve Johnson Matthey's tender offer and recommend that you tender your ACI stock to Johnson Matthey pursuant to the tender offer.

  Since ACI's acquisition of Acsist Associates, Inc. in December 1994, the Company has considered various means of expanding and leveraging the Acsist business to its full potential, including raising additional capital or seeking a corporate partner. When ACI discussed with Johnson Matthey a partnering arrangement, they responded by indicating an interest in acquiring all of ACI. This interest has continued despite the pending Department of Defense investigation and projections of a disappointing fiscal 1995 fourth quarter. Due to the significant risks inherent in ACI's pursuing its growth strategy in light of these recent developments, the Board determined to accept Johnson Matthey's offer.

  Our Board and its Special Committee of Disinterested Directors believe Johnson Matthey's offer is fair, and they recommend that you accept the offer. Alex. Brown & Sons Incorporated has rendered an opinion to the Board and the Special Committee that the Johnson Matthey offer is fair to ACI's shareholders from a financial point of view.

  Enclosed are the following materials relating to the Johnson Matthey tender offer: (i) the Offer to Purchase dated August 21, 1995 prepared by Johnson Matthey which states the basic terms of the Offer; (ii) the letter of transmittal which must be filled out by you in order to tender your shares to Johnson Matthey, with related documents; and (iii) a Solicitation/Recommendation Statement on Schedule 14D-9 which has been prepared by ACI in order, among other things, to explain more fully to you the reasons ACI's Board recommends that you tender your ACI stock to Johnson Matthey. These documents contain material information relevant to your decision whether to tender your ACI stock to Johnson Matthey which it is not feasible to provide in a letter of this length. We strongly encourage you to read these materials before you decide whether to tender your shares.

  The Board recommends that you tender all of your ACI stock to Johnson Matthey as promptly as possible, as I and my fellow directors and executive officers intend to do. In order to do so, you should take the following steps:

    1. Complete, date and sign the enclosed letter of transmittal, and

    2. Arrange to send your completed letter of transmittal and the certificates representing your ACI stock (or, tender common shares pursuant to the procedures for book-entry transfer outlined in the letter of transmittal) and all other required documents to Chemical Mellon Shareholder Services at the appropriate address given in the letter of transmittal.

  In the alternative, you may ask your broker, dealer, commercial bank, trust company or nominee to effect the transfer for you.
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  If you have any questions about how to tender your shares or about the status of the tender offer, please feel free to make a collect telephone call to Georgeson & Company Inc. at (212) 440-9800.

                                          Sincerely,

                                          Advance Circuits, Inc.

                                          /s/ Robert W. Heller

                                          Robert W. Heller
                                          President and Chief Executive Officer

Enclosure